1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

September 30, 2013

FILED AS EDGAR CORRESPONDENCE

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:          Post-Effective Amendment for SEI Institutional Investments Trust (File Nos. 033-58041 and 811-07257)

Dear Mr. Foor:

On behalf of our client, SEI Institutional Investments Trust (the “Trust” or “SIIT”), this letter responds to the comments you provided via telephone on September 14, 2013, regarding the Trust’s post-effective amendment No. 73, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment No. 74, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC on July 30, 2013 pursuant to Rule 485(a)(1) under the 1933 Act for the purposes of making certain material changes to the registration statement, solely with respect to the Large Cap, Large Cap Diversified Alpha, Large Cap Index, World Equity Ex-US, Screened World Equity Ex-US, High Yield Bond, Real Return and Multi-Asset Real Return Funds (each, a “Fund” and, together, the “Funds”).  Below, we have briefly summarized your comments and questions, followed by our responses.

Large Cap Diversified Alpha Fund

1.             Comment.             Please consider whether “Foreign Investment/Emerging Markets Risk” is an appropriate risk to include in the Fund’s principal risk disclosure, given the absence of disclosure in the investment strategy regarding such investments.

Response.              In response to your comment, we have reviewed the Fund’s principal investment strategy and determined that “Foreign Investment/Emerging Markets Risk” should be removed.

2.             Comment.             If the Fund will invest in foreign securities, please consider whether the Russell

1000 Index is an appropriate benchmark, given that it consists of U.S. large cap equity securities.

Response.              Although the Russell 1000 Index is limited to equity securities of large cap U.S. companies, the Fund believe that it continues to be an appropriate benchmark for the Fund because the Fund’s investments in securities of foreign-domiciled companies are expected to average less than 20% of the Fund’s portfolio.

3.             Comment.             Please consider whether the Fund’s investment in short sales is expected to increase its expenses.  If so, consider whether the Fund’s fee table should be restated, consistent with Form N-1A.

Response.              In response to your comment, we have undertaken a review of the Fund’s use of short sales and determined to remove this portion of the Fund’s principal investment strategy and the related ‘Short Sales Risk’ principal risk disclosure to more accurately reflect the Fund’s expected investments and related risks.  Accordingly, the Fund’s fee table will also not be required to be amended and restated to reflect investments in short sales.

4.             Comment.             From a “plain English” perspective, please clarify the following sentence in the Fund’s principal investment strategies disclosure: “Interest rate swaps are further used to manage the Fund’s yield spread sensitivity.”

Response.              In response to your comment, we have enhanced the aforementioned disclosure as follows (new text underlined): “In addition to the obtaining synthetic exposure and mitigating risk, interest rate swaps, in particular, are also used to manage the Fund’s yield spread sensitivity. In other words, by entering into interest rate swaps, the Fund can hedge the risk associated with its current investments in fixed income assets in response to changes in interest rates.”

5.             Comment.             Please confirm that the Fund covers the full notional value of credit default swaps sold (written) by the Fund.

Response.              The Trust confirms that if the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit event, as defined under the terms of the particular swap agreement, and less any offsetting positions.

6.             Comment.             Please reinsert “Leverage Risk” and “Credit Risk” in the Fund’s principal risks disclosure, as they are referenced in the “Derivatives Risk” disclosure.

Response.              In response to your comment, we have reinserted “Leverage Risk” and “Credit Risk” into the Fund’s principal risk disclosure.

Large Cap Index Fund

7.             Comment.             Please include the concept, somewhere in the prospectus, that the Fund’s investment of “substantially all” of its assets in securities listed in the Russell 1000 Index means that the Fund will invest at least 80% of its assets in such securities.

Response.              In response to your comment, we have amended the Fund’s principal investments strategies to state (new text underlined): “The Large Cap Index Fund invests substantially all of its assets (at least 80%) in securities listed in the Russell 1000 Index.”

8.             Comment.             Given the Fund’s investment of “substantially all” of its assets in securities that comprise the Russell 1000 Index, please consider whether the Fund’s investments in ADRs, foreign securities and small cap securities are an appropriate component of the principal investment strategies disclosure.

Response.              Because the Fund may invest up to 20% of its assets in ADRs, foreign securities, small cap securities and other instruments that are not constituents of the Russell 1000 Index, we have determined that these are appropriate investments to include in the Fund’s principal investment strategies disclosure and corresponding principal risk disclosure.

Screened World Equity Ex-US Fund

9.             Comment.             With respect to the Fund’s investments in total return swaps, please confirm that the Fund complies with the coverage requirements set forth in Securities Trading Practices of Registered Investment Companies, Investment Company Rel. No. 10666 (Apr. 18, 1979) and that the Fund will comply with any applicable future guidance set forth by the SEC or its Staff.

Response.              With respect to the Fund’s investments in total return swaps, the Trust has adopted policies and procedures reasonably designed to comply with the Trading Practices of Registered Investment Companies, Investment Company Rel. No. 10666 (Apr. 18, 1979), as subsequently modified by other SEC written published guidance (e.g., SEC releases and no-action letters).  With respect to the Fund’s investments in total return swaps, the Trust intends to incorporate  into its policies and procedures any applicable future written published guidance of the SEC or its Staff.

High Yield Bond Fund

10.          Comment.             Consistent with Rule 35d-1 of the 1940 Act (the so-called “Names Rule”), please clarify whether the tranches of CDOs and CLOs that the Fund purchases will be below investment grade tranches.

Response.              In response to your comment, we have clarified the Fund’s principal investment strategy to state (new text underlined): “The Fund will invest primarily in fixed income securities rated below investment grade (junk bonds), including corporate bonds and debentures, convertible and preferred securities, zero coupon obligations and tranches of collateralized debt obligations (CDOs) and collateralized loan obligations (CLOs).” For the avoidance of doubt, we note that the Fund may invest to a lesser extent tranches of CDOs or CLOs that are investment grade, although this is not a principal investment strategy of the Fund.

11.          Comment.             Please incorporate the concept of “high yield” in the “Below Investment Grade Securities (Junk Bonds) Risk” factor in the Fund’s principal risks disclosure.

Response.              In response to your comment, we have supplemented the Fund’s “Below Investment Grade (Junk Bonds) Risk” disclosure as follows (new text underlined): “Below Investment Grade Securities (Junk Bonds) Risk — Fixed income securities rated below investment grade (junk bonds) involve greater risks of default or downgrade and are more volatile than investment grade securities because the prospect for repayment of principal and interest of many of these securities is speculative. Because these securities typically offer a higher rate of return to compensate investors for these risks, they are sometimes referred to as ‘high yield bonds,’ but there is no guarantee that an investment in these securities will result in a high rate of return.”  We have also implemented this change to two other series of the Trust that include the same principal risk disclosure.

12.          Comment.             With respect to the Fund’s investments in CDOs and CLOs, please consider disclosing that such investments include an associated layer of additional expenses incurred by the Fund.

Response.              In response to your comment, we have supplemented the Fund’s “CDOs and CLOs Risk” principal risk disclosure as follows (new text underlined): “CDOs and CLOs Risk — CDOs and CLOs are securities backed by an underlying portfolio of debt and loan obligations, respectively. CDOs and CLOs issue classes or ‘tranches’ that vary in risk and yield and may experience substantial losses due to actual defaults, decrease of market value due to collateral defaults and removal of subordinate tranches, market anticipation of defaults and investor aversion to CDO and CLO securities as a class. The risks of investing in CDOs and CLOs depend largely on the tranche invested in and the type of the underlying debts and loans in the tranche of the CDO or CLO, respectively, in which the Fund invests. CDOs and CLOs also carry risks including, but not limited to, interest rate risk and credit risk, which are described below. When the Fund invests in CDOs or CLOs, in addition to directly bearing the expenses associated with its own operations, it may bear a pro rata portion of the CDO’s or CLO’s expenses.”

Real Return Fund

13.          Comment.             In light of the Fund’s name, and in consideration of the Names Rule, please consider whether the portion of the principal investment strategies disclosure that included “designed to produce a total return that exceeds the rate of inflation in the U.S.” should be retained.

Response.              In response to your comment, we have clarified the Fund’s principal investment strategy as follows (new text underlined): “Although the Fund is able to use a multi-manager approach under the general supervision of SIMC whereby Fund assets would be allocated among multiple Sub-Advisers, the Real Return Fund’s assets currently are managed directly by SIMC. The Fund seeks to produce a return similar to that of the Barclays Capital 1-5 Year U.S. TIPS Index, which is the Fund’s benchmark index.”

Multi-Asset Real Return Fund

14.          Comment.             Please confirm that the Fund’s “other expenses” included in the Fund’s fee table will include short sale expenses (if any), including dividends on securities sold short.

Response.              Confirmed.

Prospectus

15.          Comment.             In the “Short Sales” risk, please consider disclosing that Funds will be required to pay dividends on securities sold short.

Response.              In response to your comment, we have supplemented the “Short Sale” risk disclosure as follows (new text underlined): “Short Sales — Short sales are transactions in which the Funds sell a security they do not own. To complete a short sale, the Funds must borrow the security to deliver to the buyer. The Funds are then obligated to replace the borrowed security by purchasing the security at the market price at the time of replacement. This price may be more or less than the price at which the security was sold by the Funds, and the Funds will incur a loss if the price of the security sold short increases between the time of the short sale and the time the Funds replace the borrowed security. In addition, until the security is replaced, the Fund is required to pay the lender amounts equal to any dividends or interest that accrue during the period of the loan.  Certain Funds’ investment strategies of reinvesting proceeds received from selling securities short may effectively create leverage, which can amplify the effects of market volatility on the Funds’ share price and make the Funds’ returns more volatile. This is because leverage tends to exaggerate the effect of any increase or decrease in the value of the Funds’ portfolio securities. The use of leverage may also cause the Funds to liquidate portfolio positions when it would not be advantageous to do so in order to satisfy their obligations. Pursuant to its particular investment strategy, a Sub-Adviser may have a net short exposure in the portfolio of assets allocated to the Sub-Adviser.”

16.          Comment.             Please confirm that the Funds will cover the full notional value of credit default swaps sold (written) by the Funds.

Response.              The Trust confirms that if a Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit event, as defined under the terms of the particular swap agreement, and less any offsetting positions.

17.          Comment.             With respect to a Fund’s investments in total return swaps, please confirm that the Fund complies with the coverage requirements set forth in Securities Trading Practices of Registered Investment Companies, Investment Company Rel. No. 10666 (Apr. 18, 1979) and that the Fund will comply with any applicable future guidance set forth by the SEC or its Staff.

Response.              With respect to a Fund’s investments in total return swaps, the Trust has adopted policies and procedures reasonably designed to comply with the Trading Practices of Registered Investment Companies, Investment Company Rel. No. 10666 (Apr. 18, 1979), as subsequently modified by other SEC written published guidance (e.g., SEC releases and no-action letters).  With respect to a Fund’s investments in total return swaps, the Trust intends to incorporate  into its policies and procedures any applicable future written published guidance of the SEC or its Staff.

its Staff, including any modifications to existing guidance.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien

John J. O’Brien